Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES RESULTS OF 2012 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

ST. HELIER, CHANNEL ISLANDS, July 5, 2012 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) reconvened its 2012 Annual General Meeting of Shareholders (the “Annual Meeting”) today, which was adjourned on June 26, 2012 to permit additional time for shareholders to vote for certain proposals described in the proxy statement distributed to DHT shareholders on or around May 25, 2012.

At the Annual Meeting, including both the June 26th meeting and the reconvened July 5th meeting, the shareholders approved all proposals. The shareholders voted to authorize the board of directors of DHT to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, (“Common Stock”) at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of Common Stock to 30,000,000. The shareholders also voted to establish the 2012 Incentive Compensation Plan. In addition, the shareholders voted to elect Erik A. Lind and Rolf A. Wikborg as Class III directors and to ratify the selection of Deloitte AS as DHT’s auditors for the 2012 fiscal year.

Details on the Reverse Stock Split

DHT anticipates the reverse stock split will become effective after the close of trading on July 16, 2012. DHT’s Common Stock will begin trading on a split-adjusted basis on the New York Stock Exchange (“NYSE”) at the opening of trading on July 17, 2012. When the reverse stock split becomes effective, each twelve (12) shares of Common Stock issued and outstanding, will automatically and without any action on the part of the respective holders thereof, be converted into one (1) share of Common Stock. This will reduce the number of issued and outstanding shares of DHT Common Stock from approximately 94.5 million to approximately 7.9 million. DHT’s Common Stock will continue trading on the NYSE under the symbol “DHT” but will trade under a new CUSIP number.

No fractional shares will be issued pursuant to the reverse stock split and, in lieu thereof, any holder of less than one share of Common Stock will receive cash for such holder’s fractional share in an amount per share equal to the Value Per Share of Common Stock, which will be calculated by determining the average closing price for the Common Stock for the five-day period ending July 13, 2012 and multiplying by twelve (12).

After the reverse stock split takes effect, shareholders holding physical share certificates will receive instructions from the Company’s exchange agent regarding the process for exchanging their shares. Shareholders whose certificates are held in "street name" or on deposit with their brokerage firm will need to take no further action.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of six VLCCs, two Suezmaxes and two Aframaxes.  Five of the vessels are on time charters, two are on long-term bareboat charters and three are operating in the Tankers International Pool.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com